Filed Pursuant to Rule 424(b)(3)

Registration No. 333-205684

RW HOLDINGS NNN REIT, INC.

SUPPLEMENT NO. 3 DATED SEPTEMBER 19, 2017

TO

PROSPECTUS DATED APRIL 28, 2017

(as supplemented by Supplement No. 1 dated May 17, 2017 and

Supplement No. 2 dated August 18, 2017)

This prospectus supplement (“Supplement”) amends and supplements our prospectus, dated April 28, 2017, as supplemented by Supplement No. 1 dated May 17, 2017 and Supplement No. 2 dated August 18, 2017 (the “Prospectus”). This Supplement should be read in conjunction with the Prospectus, as previously supplemented. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Prospectus, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update regarding the status of the offering;
B.	To provide an update regarding our policy regarding the payment of distributions and an update regarding cash distributions declared;
C.	To describe our potential acquisition of a property consisting of three industrial and office buildings located on two parcels of land with an aggregate net rentable space of 91,740 square feet in Santa Clara, California; and
D.	To update the section of the Prospectus related to the prior performance of real estate investment programs sponsored by affiliates of our sponsor.

PROSPECTUS UPDATES

A.	Status of the Offering

The following supersedes and replaces the first paragraph under the “Status of the Offering” section of the Prospectus:

On July 20, 2016, we commenced our reasonable best efforts $1 billion initial public offering of up to 100 million shares of our common stock, including 10 million shares pursuant to our distribution reinvestment plan, and we are currently selling our shares in the following states: CA, CO, CT, FL, GA, HI, ID, IL, IN, KY, LA, MO, MT, NH, NV, NY, SC, SD, TX, UT, VA, VT, WI, and WY.  As of September 15, 2017, we had received aggregate gross offering proceeds of $74,759,506 in connection with the sale of 7,475,951 shares of our Class C common stock, including 209,232 shares sold under our distribution reinvestment plan for aggregate gross offering proceeds of $2,092,319. Accordingly, as of September 15, 2017, there were 92,501,749 shares remaining available for sale in connection with the offering, including 9,790,768 shares pursuant to our distribution reinvestment plan.

B.	Updates to our Policy Regarding the Use of Offering Proceeds to Pay Distributions and the Status of Distributions

The leases for certain of our real estate acquisitions provide for rent abatements. These abatements were an inducement for the tenant to enter into or extend the term of its lease. In connection with our acquisition of some of these properties, we were able to negotiate a reduced purchase price for the acquired property in an amount that equals the previously agreed-upon rent abatement. Notwithstanding this, our rental income from these properties is reduced during the period of any rent abatement.

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Historically, the sources of cash used to pay our stockholder distributions have been from net rental income received or waivers and deferrals of advisor asset management fees. During the period of any rent abatement on properties that we acquire, we may be unable to fully fund our distributions using these sources. In that event, we may expand the sources of cash used to fund our stockholder distributions to include proceeds from the sale of our common stock, but only during the periods, and up to the amounts, of any rent abatements where we were able to negotiate a reduced purchase price. We will disclose the dollar amount of proceeds from the sale of our common stock used to fund our stockholder distributions.

In addition, the following supplements the “Prospectus Summary—If I buy shares, will I receive distributions and how often?” and “Description of Shares—Distributions” sections of the Prospectus:

On September 11, 2017, our board of directors declared distributions based on daily record dates for the period August 1, 2017 through August 31, 2017 at a rate of $0.00188172 per share per day, or $404,635.68, on the outstanding shares of our common stock, which we paid on September 11, 2017. Of the $404,635.68, $326,719.47 was reinvested through our dividend reinvestment plan. The daily dividend rate of $0.00188172 per share of common stock per day represented an annualized rate of return, if paid each day for a 365-day period, equal to 7% based on a $10.00 value per share of common stock. In accordance with our updated distribution payment policy, which permits us, under limited specified circumstances, to fund our stockholder distributions with proceeds from the sale of our common stock, $126,415.00 of offering proceeds were used to pay the distribution paid on September 11, 2017.

C.	Probable Real Estate Investment

On August 25, 2017, we, through a wholly-owned subsidiary of the Operating Partnership (the “Buyer”), entered into a purchase and sale agreement (the “Agreement”) with San Tomas Income Partners LLC (the “Seller”) to acquire real estate property consisting of three industrial and office buildings located on two parcels of land with an aggregate net rentable space of 91,740 square feet in Santa Clara, California (the “Santa Clara Property”). The Buyer made a deposit of $1.0 million (the “Deposit”) in connection with its entry into the Agreement. On September 11, 2017, the Buyer’s limited option to terminate the Agreement and recoup the Deposit pursuant to its right of inspection expired. The Buyer expects to own an approximate 72.7% tenant in common interest in the Santa Clara Property. The remaining 27.3% interest is expected to be owned by two special purpose limited liability companies that are controlled by a board member of the Company’s sponsor.

The contractual purchase price of the Santa Clara Property is $29 million less certain closing costs. We intend to fund our pro rata portion of the purchase price with proceeds from our ongoing initial public offering and a mortgage loan of approximately $14.5 million from an unaffiliated lender.

The Seller is not affiliated with us or our affiliates. Completion of the acquisition of the Santa Clara Property is subject to customary closing conditions and is expected to occur before the end of September 2017. In connection with the acquisition, we expect to pay our advisor approximately $626,000 in acquisition fees.

The buildings in the Santa Clara Property are leased to Fujifilm Dimatix, Inc. (the “Tenant”), an unaffiliated tenant that is the world’s leading provider of inkjet printheads for commercial and industrial printing, pursuant to two separate lease agreements. Both lease agreements have lease terms that expire on March 16, 2026, but each lease also provides the Tenant with three five-year renewal options at 90% of the then-current fair market rental value of the applicable premises at the time of each renewal. The aggregate annual base rent under the leases is currently $1,335,144.60, but will increase immediately to $1,981,584.00 after closing. The Santa Clara Property is expected to generate approximately $18.2 million in total rental revenue over the course of the remaining terms of the leases.

We currently intend to install bracing, tension ties and other improvements at the Santa Clara Property, which will help it to resist seismic activity in the future, and expect construction costs to be between $1 and $2 per square foot of rentable space. Notwithstanding the foregoing improvements, we believe the Santa Clara Property is suitable for its intended purpose and adequately covered by insurance.

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For federal income tax purposes, the cost of Santa Clara Property, excluding the cost attributable to land, will be depreciated for tax purposes over a 39-year period on a straight-line basis. The depreciable basis in the Santa Clara Property is approximately $23 million.

The average occupancy rate for the Santa Clara Property for the last five years was as follows:

Year	Average Occupancy Rate
2012	100%
2013	100%
2014	100%
2015	100%
2016	100%

The average effective annual rental per square foot for each of the last five years for the Santa Clara Property was as follows:

Year	Average Effective Annual Net Rent per Leased Sq. Ft.(1)
2012	$12.77
2013	$13.15
2014	$13.54
2015	$13.95
2016	$14.37

(1)	Average effective annual net rent per leased square foot for each year is calculated by dividing such year’s accrual basis total rent revenue (excluding operating expense recoveries, which have been approximately $200,000 per year) by the average square footage under lease on December 31 of each year.

The table below sets forth a schedule of expiring leases for the Santa Clara Property by annualized effective base rent (net of rental abatements) and by leased rentable square feet as of September 14, 2017.

Year	No. of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Sq. Ft. Expiring	% of Property Rentable Sq. Ft. Expiring
2017	―	―	―	―	―
2018	―	―	―	―	―
2019	―	―	―	―	―
2020	―	―	―	―	―
2021	―	―	―	―	―
2022	―	―	―	―	―
2023	―	―	―	―	―
2024	―	―	―	―	―
2025	―	―	―	―	―
2026	2	$2,432,944.80	100%	91,740	100%

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D.	Prior Performance of Real Estate Investment Programs Sponsored by Affiliates of Our Sponsor

The following supersedes and replaces the “Prior Performance” section of the Prospectus:

PRIOR PERFORMANCE

Prior Performance is Not Indicative of Future Results

The information presented in this section represents the historical experience of the two real estate programs managed and sponsored over the last ten years by Messrs. Wirta and Hofer. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs. The prior performance of the real estate investment programs sponsored by affiliates of Messrs. Wirta and Hofer may not be indicative of our future results.

The two prior programs discussed below both had as their advisor Rich Uncles, LLC (formerly named Nexregen, LLC), which is our sponsor. Both programs are still in existence and operating, and neither program has ever sold or transferred any of the properties they have acquired except for the sale by Rich Uncles Trust I in March 2016 of a 29.86% interest in its Chevron Roseville property and the sale by Rich Uncles Trust I in April 2017 of a 100% interest in its Chevron Rancho Cordova Property. Rich Uncles Trust I had also, in January 2016, disposed of its interests in the four limited partnership interests it held.

The information in the following tables shows relevant summary information concerning real estate programs sponsored by our sponsor and its affiliates, including (1) experience in raising and investing funds (Table I); (2) compensation to sponsor (Table II); (3) operating results of prior programs (Table III), (4) results of completed programs (Table IV); (5) sales or disposals of properties (Table V); and (6) acquisitions of property by program (Table VI). The purpose of this prior performance information is to enable you to evaluate accurately the experience of our sponsor and its affiliates in sponsoring like programs. The following discussion is intended to summarize briefly the objectives and performance of the prior real estate programs and to disclose any material adverse business developments sustained by them.

The prior programs were deemed to be similar in nature to our objectives because they raised funds from offerings for the purpose of acquiring commercial real estate as long term investments for eventual sale. Both of the listed offerings were exempt from registration requirements under the Securities Act of 1933 because they were intra-state offerings sold pursuant to SEC Rule 147. Each offering was registered with the state securities administrator in the state where each offering was sold and the real estate properties were acquired and operated. While both programs conducted a public offering of securities, only one was registered with the SEC, and therefore only one of the programs is considered to be a “public program” under the SEC’s rules related to real estate investment programs. The registered program has filed its Annual Report on Form 10-K with the while the other program does not file any annual reports or other reports with the SEC.

Nexregen Firewheel Real Estate Investment Trust (“Firewheel”) was formed in 2007 as a Texas real estate investment trust to make a public, intra-state offering of common stock registered with the Texas State Securities Board. The proceeds were used by Firewheel to invest in the Firewheel Village Shopping Center, an existing shopping center located in Garland, Texas. In 2008, Firewheel converted from a real estate investment trust to a limited partnership. The partnership continues to own and operate the shopping center. Firewheel has not made additional sales of securities or investments in properties since 2008. Its offering of common stock to investors closed in 2008.

Rich Uncles Real Estate Investment Trust I (“Rich Uncles I”) was formed in 2012 as a California real estate investment trust to make a public, intra-state offering of common stock registered with the California Department of Business Oversight. Rich Uncles I’s current operations consist primarily of acquiring and operating single tenant business properties, similar to our business plan. All of its properties now consist of buildings which were in existence and subject to long term leases to tenants at the time of purchase.

In March 2016, Rich Uncles I applied to the California Department of Business Oversight to increase the number of shares authorized to be sold under its permit issued pursuant to Section 25113 of the California Corporate Securities Law of 1968 from $50 million to $100 million. The Department of Business Oversight granted the amendment increasing the number of shares on May 19, 2016, but in the meantime, from March 18, 2016, through April 15, 2016, Rich Uncles I to California residents sold shares which were not registered under the California Corporate Securities Law of 1968, because Rich Uncle I had exceeded the number of shares registered for sale under its permit, prior to granting the increase on May 19. To remedy this, Rich Uncles I reported the sales in excess of the California permit to the Department of Business Oversight and made a repurchase offer pursuant to the California securities law to those investors who had purchased shares in excess of the permit. By letter dated April 15, 2016, Rich Uncles I made the statutory repurchase offer to 693 investors who had purchased 561,207 shares of the Trust’s stock for $5,612,066 between March 18, 2016, and April 15, 2016. Investors who accepted the repurchase offer were paid their initial purchase price of $10 per share plus interest at the rate of 7% per annum from the date of purchase, less the amount of any distributions made to them in respect of their shares. A total of six investors elected to accept the repurchase offer, and they received total consideration of $33,500 for repurchase of their shares. Additionally, Rich Uncles I submitted an application with the Department of Business Oversight to similarly present a repurchase offer to 453 investors who purchased 546,158 shares of the Trust’s stock for $5,461,577 from April 16 through May 13, 2016. Investors who accepted the repurchase offer were paid their initial purchase price of $10 per share plus interest at the rate of 7.5% per annum from the date of purchase, less the amount of any distributions made to them in respect of their shares. A total of 13 investors elected to accept the repurchase offer, and they received total consideration of $54,838, inclusive of $321 of interest, for repurchase of their shares. On May 19, 2016, the California Department of Business Oversight granted Rich Uncles I’s application to increase sales to $100,000,000. Rich Uncles REIT I subsequently ceased all sales of securities, with the exception of its Dividend Reinvestment Program, on July 20, 2016.

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The programs raised an aggregate of $87,370,261 from a total of 3,310 investors from their inceptions through June 30, 2017. The aggregate purchase price of all properties purchased by the programs was $106,168,785 as of June 30, 2017. A total of 22 properties were purchased by Firewheel and Rich Uncles I, consisting of the following:

•	The property purchased by Firewheel consists of one shopping center located in Garland, Texas.

•	All of the properties purchased by Rich Uncles I consist of single tenant, are triple net, commercial leased properties located in California, Georgia and Texas, which were in existence and subject to existing long term leases when acquired (other than the Chase Bank and Great Clips property in Antioch, CA, which has two tenants). Rich Uncles I had acquired and still owned twenty-one individual properties as of June 30, 2017.

The shopping center purchased by Firewheel comprises 11% of the purchase price of all properties purchased by both programs, and the commercial properties purchased by Rich Uncles I comprise 89% of the purchase price of all properties purchased by both programs.

As of June 30, 2017, Firewheel had not sold or transferred any of the properties which they acquired. In January 2016, REIT I’s interest in the four Del Taco limited partnership interest were dissolved. In March 2016, REIT I sold 29.86% interest in its Chevron Roseville property to an unrelated private investor who now holds such interest as tenant in common with REIT I. In April 2017, REIT I sold a 100% interest in its Chevron Cordova property.

All information in the following tables is as of June 30, 2017, except where otherwise indicated.

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TABLE I
EXPERIENCE IN RAISING AND INVESTING FUNDS (On a Percentage Basis)
June 30, 2017
(Unaudited)

The following table shows the experience of the two prior real estate programs in raising and investing funds.

	Rich Uncles I (1)
Dollar amount offered	$100,000,000
Dollar amount raised	87,370,261
Less offering expenses
Selling commissions and discounts retained by affiliates	—
Organizational and offering expenses payable/paid to affiliates	2,621,108
Percent available for investment	97%
Acquisition Costs
Cash down payment	117,943,156
Acquisition fees	2,559,842
Total acquisition costs	120,502,998
Percentage leverage (mortgage financing divided by total acquisition cost)	53%
Date offering began	April 2012
Length of offering (in months)	51	(2)
Months to invest 90% of amount available for investment (measured from beginning of offering)	56	(3)

(1)	Rich Uncles I ceased its offering July 20, 2016.

(2)	April 2012 through July 2016, when the Offering ceased.

(3)	Rich Uncles I acquired one property in July 2017 but has since ceased acquiring properties.

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TABLE II
COMPENSATION TO SPONSOR
(Unaudited)

This table shows the compensation paid in the prior programs sponsored by the sponsor through June 30, 2017. Both of these programs continue in operation. Firewheel has not disposed of any of its properties. REIT I’s interest in four real estate limited partnerships dissolved in January 2016, disposed of a 29.86% interest in its Chevron Roseville property in March 2016, and sold a 100% interest in its Chevron Rancho Cordova property in April 2017. In 2008, Firewheel was converted from a REIT into a limited partnership, which continues to own and operate the property which Firewheel acquired. Fee totals for Firewheel include fees paid by both the REIT during its existence and the limited partnership since its formation.

	Rich Uncles I (1)	Firewheel
Date offering commenced	April 2012	September 2007
Dollar amount raised	$87,370,261	$360,500
Amount paid to sponsor from proceeds of offering (2)
Underwriting fees	—	—
Acquisition fees (3)	2,559,408	10,815
Dollar amount of cash generated from operations before deducting payments to sponsor
Amount paid to sponsor from operations (4)
Management / advisory fees (5)	844,410	275,520
Reimbursements	—	—
Leasing commissions	—	—
Other (6)	483,946	—
Dollar amount of property sales and refinancing before deducting payments to sponsor
Amount paid to sponsor from property sales	133,020
Real estate commissions	—	—
Incentive fees	—	—
Other	—	—

(1)	Rich Uncles I ceased its offering in July 2016.

(2)	The program pays no underwriting fees and no other fees during the offering stage except for an acquisition fee to the advisor paid of 2% of the proceeds available for investment.

(3)	Prior to 2016, in lieu of the REIT paying acquisition fees, seller paid the acquisition fees through escrow.

(4)	Although the advisory agreement between Rich Uncles I and the advisor provides for payment of leasing commissions and operating expense reimbursements, no such fees or reimbursements were paid in 2016, 2015, 2014 or 2013.

(5)	Rich Uncles I paid asset management fees of $6,170 and $4,887 in 2014 and 2013, respectively, and had asset management fees totaling $73,200 in 2015, $404,561 in 2016, and $355,592 for the six months ended June 30, 2017.

(6)	Through June 30, 2017, REIT I had obtained $48,394,612 in post-acquisition financing and thus incurred $483,946

(7)	In March 2016, REIT I sold a 29.86% interest in its Chevron Roseville property and earned a disposition fee of $30,000 from the transaction and in April 2017, REIT I sold a 100% interest in its Chevron Rancho Cordova property and earned a disposition fee of $103,020 from the transaction.

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TABLE III
OPERATING RESULTS OF PRIOR PROGRAMS (Continued)
(Unaudited)

Rich Uncles Real Estate Investment Trust I

	2012	2013	2014	2015	2016	6 months ended June 30, 2017
Gross Revenues	$28,543	$83,066	$113,171	$978,187	$6,414,592	$6,234,218
Profit on sale of properties (1)(2)	—	—	—	550,138	—	747,957
Gain and income from discontinued operations	—	—	78,676	—	—	—
Net Income (Loss) – GAAP Basis	728	11,710	(275,293)	(842,181)	(1,891,388)	1,331,862
Taxable Income (Loss)
– from operations	15,375	13,882	(227,050)	(200,191)	(529,350)*	121,101	*
– from gain on sale	—	—	—	—	168,836 *	748,515	*
Cash generated from operations	50,655	31,974	125,464	600,734	3,328,927	2,547,556
Cash generated from sales (3)	—	—	—	—	1,000,000	3,245,286
Cash generated from refinancing (2)	—	—	—	—	—	—
Cash generated from operations, discontinued operations, sales and refinancing	50,655	31,974	125,464	600,734	3,328,927	2,547,556
Less: Cash distributions to investors
– from operating cash flow (4)	15,809	29,300	78,985	158,439	1,132,380	942,940
– from sales and refinancing (2)	—	—	—	—	—	—
– from discontinued operations	—	—	—	—	—	—
Cash generated (deficiency) after cash distributions	34,846	2,674	46,479	442,295	2,196,547	1,604,616
Less: Special items (not including sales and refinancing)	—	—	—	—	—	—
Cash generated (deficiency) after cash distributions and special items	34,846	2,674	46,479	442,295	2,196,547	1,604,616
Tax and Distribution Data Per $1000 Invested
Federal Income Tax Results:
Ordinary Income (Loss)
– from operations	41.554	32.208	(82.504)	(5.7682)	(6.2073)	1.3861
– from recapture	—	—	—	—		—
Capital gain (loss)	—	—	—	—	1.9798	1.9324
Cash Distributions to Investors – Source
– from operations	42.727	67.981	28.701	17.3093	39.036	29.1582
– from discontinued operations				—	—	—
– from offering proceeds
Amount (in percentage terms) remaining invested in program properties				100%	100%

* Estimated amount pending completion of the tax return.

(1)	In January 2016, REIT I’s interest in four Del Taco limited partnerships where dissolved.

(2)	In March 2016, REIT I entered into a tenancy-in-common agreement and sold an undivided 29.86% interest in the Chevron Gas Station located in Roseville, CA for $1,000,000. The purchaser has the right to require the Company to repurchase its interest in the property during the period from March 1,2018 through March 1, 2019. Therefore, the sale does not qualify for sales recognition under ASC 360 for financial reporting purposes and the transaction is accounted for as a financing transaction. The proceeds received from the purchaser were recorded as a sales deposit liability and the payments to the purchaser were recorded as interest expense. The sale will qualify as a sale for financial reporting when the right to require the company to repurchase the 29.86% interest in the property expires without being exercised. In April 2017, REIT I sold an undivided 100% interest in Chevron Rancho Cordova Gas Station located in Rancho Cordova, CA for $3,434,000.

(3)	As of December 31, 2016, the program has not refinanced any properties.

(4)	Does not include non-cash reinvested dividends.

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TABLE IV
RESULTS OF COMPLETED PROGRAMS

{Table Omitted — No programs affiliated with us or our sponsor have completed operations.}

TABLE V
SALES OR DISPOSALS OF PROPERTIES

In March 2016, the Company entered into a tenancy in common agreement and sold an undivided 29.86% interest in the Chevron Gas Station located in Roseville, CA for $1,000,000. The purchaser has the right to require the Company to repurchase its interest in the property during the period from March 1, 2018 through March 1, 2019. Therefore, the sale does not qualify for sales recognition under ASC 360 for financial reporting purposes and the transaction is accounted for as a financing transaction. The proceeds received from the purchaser were recorded as a sales deposit liability and the payments to the purchaser were recorded as interest expense. The sale will qualify as a sale for financial reporting when the right to require the company to repurchase the 29.86% interest in the property expires without being exercised.

			Selling price, net of closing costs and GAAP adjustments					Cost of properties including closing and soft costs
Property and Location	Date Acquired	Date of Sale	Cash received net of closing costs	Mortgage balance at time of sale	Purchase money mortgage taken back by program	Adjustments resulting from application of GAAP	Total	Original mortgage financing	Total acquisition cost, capital improvements, closing and soft costs	Total	Excess (deficiency) of property operating cash receipts over cash expenditures
Chevron, Rancho Cordova, CA	9/30/2015	4/24/2017	$3,434,000	$-	$-	$-	$3,434,000	$-	$2,600,000	$2,600,000	$834,000

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TABLE VI
ACQUISITIONS OF PROPERTIES BY PROGRAM
(Unaudited)

This section describes the experience of the sponsor’s management in acquiring properties by their two prior programs.

Firewheel

The offering proceeds were used by Firewheel to invest in the Firewheel Village Shopping Center located in Garland, Texas. Firewheel’s investment in the shopping center was made by purchasing a limited partnership interest in Nexregen Firewheel, L.P., a partnership formed by the sponsors of Firewheel for the purpose of acquiring the shopping center. In December 2008, Firewheel was converted from a real estate investment trust to a Texas limited partnership. The property consists of 14.5 acres on which sits a 148,870 square foot building. The total purchase price paid by the limited partnership for the shopping center was $13,343,000. When the shopping center was purchased in May 2007, total mortgage indebtedness of $10,400,000 was incurred by the limited partnership. Firewheel paid acquisition fees of $10,815 in connection with the purchase of the shopping center.

Investors in Firewheel have received distributions of $201,880 in respect of the $360,500 of investments originally made in Firewheel.

Rich Uncles I

As of June 30, 2017, Rich Uncles I had invested in twenty-two commercial real estate properties, described below.

Property and Location	Rentable Square Feet	Date acquired	Property Type	Mortgage financing at date of purchase	Cash down payment	Contract purchase price plus acquisition fee	Other cash expenditures expensed	Other cash expenditures capitalized	Total acquisition cost
Chase Bank, Antioch, CA	5,600	8/22/2014	Retail	$2,000,000	$1,042,610	$3,103,865	$23,657	$-	$3,127,522
Great Clips, Antioch, CA	1,348	8/22/2014	Retail	-	732,400	747,145	-	-	747,145
Chevron Gas Station, San Jose, CA	1,060	5/29/2015	Retail	-	2, 775,000	2,830,000	21,879	-	2,851,879
Levins, Sacramento, CA	76,000	8/19/2015	Industrial	-	3,750,000	3,825,000	24,467	-	3,849,467
Chevron Gas Station, Roseville, CA (2)	3,300	9/30/2015	Retail	-	2,800,000	2,800,000	14,943	-	2,814,943
Island Pacific Supermarket	13,963	10/1/2015	Retail	-	3,720,000	3,794,000	12,983	-	3,806,983
Dollar General, Bakersfield, CA	18,827	11/11/2015	Retail	-	4,575,000	4,667,000	35,414	-	4,702,414
Rite Aid, Lake Elsinore, CA	17,272	12/7/2015	Retail	-	7,905,000	8,063,000	67,907	-	8,130,907
PMI Preclinical, San Carlos, CA	20,800	12/9/2015	Retail	-	8,920,000	9,098,000	84,259	-	9,182,259
EcoThrift, Sacramento, CA	38,536	3/17/2016	Retail	-	4,750,000	4,845,000	5,850	-	4,850,850
GSA (MSHA), Vacaville, CA	11,014	4/5/2016	Office	-	3,175,000	3,238,500	5,850	-	3,244,350
PreK San Antonio, San Antonio, TX	50,000	4/8/2016	Retail	-	10,850,000	11,067,000	8,450	-	11,075,450
Dollar Tree, Bakersfield, CA	10,906	4/22/2016	Retail	-	1,501,787	1,484,100	4,600	-	1,535,487
Dinan Cars, Morgan Hill, CA	27,296	6/16/2016	Retail	-	5,306,000	5,412,120	(22,535)	-	5,389,585
Amec Foster San Diego, CA	26,036	7/21/2016	Office	-	6,441,000	5,639,452	39,524	-	6,501,433
Solar Turbines San Diego, CA	37,449	7/21/2016	Office	-	5,870,916	8,198,875	26,706	-	6,015,040
ITW Ripley El Dorado Hills, CA	38,500	8/18/2016	Industrial	-	6,182,935	6,594,820	-	-	6,311,755
Dollar General Big Spring, TX	9,026	11/4/2016	Retail	-	1,274,605	1,259,088	8,521	15,331	1,307,814
Gap Rocklin, CA	40,110	12/1/2016	Office	-	7,854,000	7,854,000	-	32,820	8,040,820
L-3 Communications San Diego, CA	46,214	12/23/2016	Office	-	10,371,512	10,846,973	-	121,036	10,689,521
Sutter Health Rancho Cordova, CA	106,592	3/15/2017	Office	14,850,000	12,148,458	27,540,000	-	602,523	28,140,981
Walgreens Santa Maria, CA	14,490	6/29/2017	Retail	-	5,115,700	5,227,314	-	124,854	5,342,868
Total				$16,850,000	$117,046,592	$138,135,252	$362,475	$896,564	$137,659,473

(1)	Sold on April 27, 2017.

(2)	REIT I owns an undivided 70.14% interest through a tenancy-in-common agreement that was entered into in March 2016.

In 2012, Rich Uncles I invested in four real estate limited partnerships which owned properties in California. During the 1980s, Del Taco formed four limited partnerships which raised equity capital from approximately 3,000 investors to buy land and build Del Taco fast-food restaurants. Once these properties were built, they were leased to Del Taco under long-term net leases. The partnerships collectively owned 22 Del Taco fast-food restaurants. Del Taco is the general partner of these partnerships and the tenant under the long-term net leases. The lease terms expire from 2020 to 2024.

Rich Uncles I purchased an approximate 3% interest in each of these partnerships in 2012 by way of tender offers directed to existing limited partners of the partnerships. The total cost of the interests purchased by Rich Uncles I was $773,867. The properties and the partnerships had no mortgage or other indebtedness.

During 2015, 2014 and 2013, Rich Uncles I realized income from the partnerships of $93,147, $78,676 and $83,066, respectively. During 2015, 2014 and 2013, Rich Uncles I declared dividends of $1,116,239, $29,300 and $52,788, respectively.

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